February 5, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Margaret Sawicki

Re:	Harvard Bioscience, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-293099

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Harvard Bioscience, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to 10 a.m., Eastern Time, on February 9, 2026, or as soon as practicable thereafter.

Please contact Sarah C. Griffiths of Covington & Burling LLP at (617) 603-8815 or sgriffiths@cov.com with any questions you may have regarding this request. In addition, please notify Ms. Griffiths by telephone when this request for acceleration has been granted.

Very truly yours,

HARVARD BIOSCIENCE, INC.

By:	/s/ Mark Frost
Name:	Mark Frost
Title:	Interim Chief Financial Officer

cc:	Megan Gates, Covington & Burling LLP
Sarah C. Griffiths, Covington & Burling LLP